EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Belk, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-103762) on Form S-8 of Belk, Inc. and subsidiaries of our reports dated April 14, 2010, with respect to the consolidated balance sheets of Belk, Inc. as of January 30, 2010 and January 31, 2009, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 30, 2010, and the effectiveness of internal control over financial reporting as of January 30, 2010, which reports appear in the January 30, 2010 annual report on Form 10-K of Belk, Inc.

Our report on the consolidated financial statements refers to the adoption of the provisions of ASC Section 740-10-25, Income Taxes — Recognition, as of February 4, 2007.

/s/  KPMG LLP

Charlotte, North Carolina
April 14, 2010